SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                  to

COMMISSION FILE NUMBER 0-16960

GENLYTE THOMAS RETIREMENT
SAVINGS AND INVESTMENT PLAN

THE GENLYTE GROUP INCORPORATED

10350 ORMSBY PARK PLACE, SUITE 601

LOUISVILLE, KENTUCKY  40223

GENLYTE THOMAS RETIREMENT

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2002 and 2001

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN

Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2002 and 2001

REPORT OF INDEPENDENT AUDITORS

The Plan Administrator

Genlyte Thomas Retirement Savings
and Investment Plan

Louisville, Kentucky

We have audited the accompanying statement of net assets available for benefits of the Genlyte Thomas Retirement Savings and Investment Plan as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Genlyte Thomas Retirement Savings and Investment Plan as of December 31, 2001 was audited by other auditors whose report dated June 24, 2002 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

Crowe Chizek and Company LLC

Oak Brook, Illinois
May 2, 2003

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

2002

2001

ASSETS

Investments (Note 3)	$49,985,424	$52,683,012

Receivables
Employer contributions	2,270, 939	1,890,101
Participant contributions	532,343	472,743
	2,803,282	2,362,844

NET ASSETS AVAILABLE FOR BENEFITS	$52,788,706	$55,045,856

See accompanying notes to financial statements.

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2002

Additions to net assets attributed to:
Investment income
Net depreciation of investments	(7,300,924)
Interest and dividend income	775,465
(6,525,459)

Contributions
Employer	3,547,371
Participant	5,483,534
Rollovers	248,653
9,279,558

Total additions	2,754,099

Deductions from net assets attributed to:
Benefits paid to participants	5,011,249

Decrease in net assets available for benefits	(2,257,150)

Net assets available for benefits
Beginning of year	55,045,856

End of year	$52,788,706

See accompanying notes to financial statements.

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Genlyte Thomas Retirement Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Genlyte Group Incorporated and certain of its subsidiaries (collectively referred to herein as “Genlyte”) adopted The Genlyte Group Incorporated Employees’ Savings Plan as of July 3, 1988, as amended. Pursuant to an agreement entered into on April 28, 1998 between Thomas Industries, Inc. (“Thomas”) and Genlyte, Genlyte contributed substantially all of its assets and liabilities to Genlyte Thomas Group LLC (the “Company”), effective as of August 30, 1998. As part of these transactions, the Company adopted and assumed the Plan and all rights and liabilities under the Plan and succeeded Genlyte as the sponsor of the Plan as of August 30, 1998. Effective as of January 1, 2000 the plan was renamed as the Genlyte Thomas Retirement Savings and Investment Plan. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation: Salaried participants are eligible to participate in the Plan upon commencement of employment. Hourly and collective bargaining employees, if stated in the collective bargaining agreement, are eligible to participate on the January 1 or July 1 following the completion of six months of service.

Contributions: Participants may contribute up to 15% of pretax annual eligible compensation. Effective January 1, 2002 the deferral limit was increased to 25% of compensation for non-highly compensated participants. Participants may also contribute amounts representing distributions from other qualified plans. Effective January 1, 2002, the Plan allows eligible participants to make catch-up contributions in accordance with IRS regulations. Participants direct the investment of their contributions into various investment options offered by the Plan. Eligible salaried participants and certain hourly participants who have completed 12 months of service will receive matching contributions of 50% of deferrals up to a maximum match of 3% of compensation. Additional employer contributions are permitted at the discretion of the Company. Employee deferrals and Company contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s own contribution and allocation of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is fully vested after six years of credited service (seven years prior to January 1, 2002). A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Forfeitures: During the year ended December 31, 2002, forfeited nonvested accounts of $372,166 were used to reduce employer contributions. At December 31, 2002, $13,355 of forfeitures were available to reduce future employer contributions.

Investment Options: Each participant may direct their contributions into any of the investment options available under the Plan.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Distributions are made in Genlyte Group, Inc. common stock or Thomas Industries, Inc. common stock to the extent the participant’s account is invested in these stocks, unless the participant elects to receive cash. The remainder of their account is to be paid in a single lump sum. In the event of a qualified financial hardship, the Plan administrator can allow a participant to withdraw an amount to the extent of the participant’s immediate and heavy financial need with consideration of his or her vested account balance.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements are prepared on the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties: The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

Payment of Benefits: Benefits are recorded when paid.

Administrative Fees: Administrative expenses of the Plan have been paid by the Company.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE 3 - INVESTMENTS

Investments representing 5% or more of the Plan’s net assets at December 31 are as follows:

	2002	2001

Janus Aspen Balanced Fund	$3,513,587	$3,588,789
PIMCO Total Return Fund	3,916,868	2,617,235
Putnam Fund for Growth & Income	4,453,645	5,225,447
Putnam Voyager Fund	5,531,543	6,840,721
Putnam Asset Allocation-Balanced Portfolio	8,265,124	10,987,251
Putnam International Growth Fund	2,868,309	2,843,005
Putnam S&P 500 Index Fund	5,355,534	6,185,513
Putnam Money Market Fund	6,528,200	5,562,530
Genlyte Group, Inc. common stock	5,991,705	5,391,679

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Mutual funds	$(6,060,543)
Common/collective fund	(1,474,748)
Common stock	234,367

$(7,300,924)

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in the employer contributions.

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid.  As of December 31, 2002 and 2001, amounts allocated to these individuals totaled $151,821 and $155,936, respectively.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 7, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and therefore the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PARTY IN INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.  The Plan held the following party-in-interest investments with the trustee (Putnam Investments) and the Employer:

	2002	2001

Putnam Fund for Growth & Income	$4,453,645	$5,225,447
Putnam Investors Fund	618,475	563,252
Putnam Voyager Fund	5,531,543	6,840,721
Putnam OTC & Emerging Growth Fund	1,139,137	1,233,534
Putnam Asset Allocation-Balanced Portfolio	8,265,124	10,987,251
Putnam International Growth Fund	2,868,309	2,843,005
Putnam S&P 500 Index Fund	5,355,534	6,185,513
Putnam Money Market Fund	6,528,200	5,562,530
Genlyte Group, Inc. common stock	5,991,705	5,391,679
Thomas Industries, Inc. common stock	1,803,297	1,644,056

NOTE 8 - SUBSEQUENT EVENTS

In February 2003, approximately $540,000 in assets were transferred from the Plan for participants at the Genlyte Thomas Group, LLC plant locations at Burgaw, North Carolina; Sonoma, California; Garland, Texas; Elgin, Illinois; San Marcos, Texas and Carrollton, Texas into the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees.  The Plan was amended to remove these facilities from those eligible to participate in the Plan.

Effective January 1, 2003, the Plan has been amended to provide that the sole form of benefit payment under the Plan shall be a single lump sum distribution in the full amount payable.

SUPPLEMENTAL SCHEDULE

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

Name of Plan Sponsor:  Genlyte Thomas Group, LLC

Employer Identification Number:  22-3600475

Three-Digit Plan Number:  032

(a)		(b) Identity of Issue or Borrower	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost		(e) Current Value
		Janus Aspen Balanced Fund	Mutual Fund, 167,314 units		#	$3,513,587

		PIMCO Total Return Fund	Mutual Fund, 367,092 units		#	3,916,868

	*	Putnam Fund for Growth & Income	Mutual Fund, 314,968 units		#	4,453,645

	*	Putnam Investors Fund	Mutual Fund, 70,281 units		#	618,475

	*	Putnam Voyager Fund	Mutual Fund, 435,212 units		#	5,531,543

	*	Putnam OTC & Emerging Growth Fund	Mutual Fund, 226,019 units		#	1,139,137

	*	Putnam Asset Allocation-Balanced Portfolio	Mutual Fund, 988,651 units		#	8,265,124

	*	Putnam International Growth Fund	Mutual Fund, 174,790 units		#	2,868,309

	*	Putnam S&P 500 Index Fund	Collective Fund, 247,483 units		#	5,355,534

	*	Putnam Money Market Fund	Money Market Fund, 6,528,200 units		#	6,528,200

	*	Genlyte Group, Inc.	Common Stock, 192,288 shares		#	5,991,705

	*	Thomas Industries, Inc.	Common Stock, 69,198 shares		#	1,803,297

						$49,985,424

*                 Denotes party-in-interest

#                 All investments are participant directed therefore cost information is not required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genlyte Thomas Retirement Savings and Investment Plan
(Name of Plan)

June 24, 2003	\s\ Raymond Zaccagnini
(Date)	(Signature)